Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

October 26, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc. Amendment No. 2 to Current Report on Form 8-K Filed October 4, 2018 Annual Report on Form 10-K Filed September 28, 2018 File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2018 regarding Amendment No. 2 to Current Report on Form 8-K (the “8-K”) previously filed on October 4, 2018 and its Annual Report on Form 10-K (the “10-K”) previously filed on September 28, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to our 8-K (the “8-K/A”) and an amendment No.1 to our 10-K (the “10-K/A”) are being submitted to accompany this Response Letter.

Certain Relationships and Related Transactions, page 25

1.	Please reconcile the amount of RMB 95,976,484 in the table on page 25 with the amounts payable to Peng Yang as discussed beneath the table for the acquisition of Sure Rich by Reliant.

Response: In response to the Staff’s comment, the following disclosure has been added on page 26 of the 8-K/A:

Nature	Amount
RMB

Funding to the company by Mr. Peng Yang (1)	(1,366,420)
Loan to the company (2)	(94,106,363)
Capital injection by Mr. Peng Yang (3)	69,100
Expenses paid on behalf of the Company by Mr. Peng Yang (4)	(572,801)
(95,976,484)

1	Mr. Peng Yang deposited RMB 1,366,420 to the Company’s bank account for operational purposes during the year ended June 30, 2018.

2

Mr. Peng Yang transferred all his Sure Rich ordinary shares to Reliant on April 27, 2018 for an aggregate consideration of RMB 94,106,363 due to him. RMB 94,106,363 was a fair value according to a professional valuation service provider after appreciating Sure Rich’s net assets as of March 31, 2018.

3	Mr. Peng Yang made capital injections of RMB 69,100 to Reliant on January 3, 2017.

4	These expenses, amounting to RMB 572,801 in the aggregate, were paid by Mr. Peng Yang on behalf of the Company for legal services provided by Hunter Taubman Fischer & Li LLC (RMB 20,378 on April 17, 2018), transfer agent services provided Edgar Agents LLC (RMB 993 on May 21, 2018), secretary services provided by Grandest International Limited (RMB 14,671 on April 18, 2018), auditing services provided by PKF Littlejohn LLP (RMB 398,911) on October 16, 2017 and miscellaneous expense such as travel, lodging and meals (RMB 190,608 during the year ended June 30, 2018 ).

Form 10-K for Fiscal Year Ended June 30, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.	Please provide a quantified discussion of your liquidity and capital resources information to comply with Item 303(a)(1) and (a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the following disclosure has been added on page 14 of the 10-K/A in according with the Item 303(a)(1) and (a)(2) of Regulation S-K.

Liquidity and Capital Resources

A summary of our changes in cash flows for the years ended June 30, 2018, 2017 and 2016 is provided below:

	As of June 30	As of June 30	As of June 30
	2018	2017	2016
	RMB	RMB	RMB
Net cash flows provided by (used in):
Cash generated from operating activities	47,292,147	18,910,609	(33,525,505)
Cash used in investing activities	5,408	(30,893)	(143,781)
Cash used in financing activities	(27,400,000)	(12,700,000)	32,950,000
Net increase (decrease) in cash and restricted cash	19,897,555	6,179,716	(719,286)
Cash and cash equivalents, beginning of the year	6,607,407	427,691	1,146,977
Cash and restricted cash, end of period	26,504,962	6,607,407	427,691

We use our operating cash flows to meet our cash requirements and liquidity needs.

Operating Activities

Net cash flows provided by or used in operating activities consist of net loss adjusted for non-cash expenses such as depreciation and amortization, bad debt expense, amortizations of debt issuance costs and beneficial conversion features, stock-based compensation, and accrued interest expense. Our operating assets and liabilities primarily consist of balances related to inventory purchases and accounts receivables. Operating assets and liabilities that arise from the inventory purchases and accounts receivables may fluctuate significantly from time to time depending on our inventory purchases and market behaviors.

Cash flows generated from operating activities were RMB 47.29 million as of June 30, 2018, RMB 18.91 million as of June 30, 2017, and negative RMB 33.53 million as of June 30, 2016. There has been an increase in cash flow of RMB 28.38 million from 2017 to 2018. There has been a significant increase in cash flow of RMB 52.44 million from 2016 to 2017. The primary reason for the increases in cash flows was increases in net income—there has been increases in net income of RMB 44.67 million in 2018, RMB 41.63 million in 2017 and RMB 9.59 million in 2016. There were many factors contributing to our increases in net income, however increased sales, increased gross margins, and increased ability to turn our inventory into cash are the primary factors that contributed to our increase in net income.

Investing Activities

Net cash generated from investing activities was RMB 5,408 as of June 30, 2018. Net cash used in investing activities was (RMB 30,893) as of June 30, 2017 and (RMB 143,781) as of June 30, 2016. For fiscal year 2018, the Company invested (RMB 401,305) in purchasing office spaces. The Company purchased computers and equipment of (RMB 30,893) in 2017 and (RMB 143,781) in 2016 for operational purposes. Net cash by investing activities was RMB 406,713 in 2018, consisted primarily of cash received in connection with the share exchange with Reliant Galaxy International Limited.  No net cash generated from investing activities in 2017 and 2016.

Financing Activities

Net cash for investing activities in the fiscal year 2018 and 2017 consists of acquiring Jinqiang. We spent (RMB 0.4 million) in 2018 and (RMB 2.1 million) in 2017 on acquiring Jingqiang’s shares, and we eventually gained 100% control of Jinqiang on May 7, 2018. We were able to generate significant cash flows from our sales, which lowered our need for external financing. We were able to pay back bank loans of (RMB 27 million) in 2018 and (RMB 10.65 million) in 2017. We had financing activities of RMB 32.95 million that contributed to our net cash flows as of June 30, 2016.

Liquidity

Our net income was RMB 44.67 million as of June 30, 2018, RMB 41.63 million as of June 30, 2017 and RMB 9.59 million as of June 30, 2016. Our cash flow from business operations was RMB 47.29 million as of June 30, 2018, RMB 18.91 million as of June 30, 2017 and negative RMB 33.53 million as of June 30, 2018. Management believes that our increased sales caused the decreases in net loss and increases in cash flows.

Management is of the opinion that we have funds available to continue developing our products and capturing more market shares. Based on the Company’s current revenues and cash flows, management believes that we will be able to fund our development efforts through cash flow or external financing for the fiscal year 2019. However, there can be no assurances that the Company will be successful in developing new products or capturing larger market shares and the Company may need additional share capital issued over the next 12 months.

Consolidated Statements of Cash Flows, page F-6

3.	We note your response to comment 3 related to your classification in your cash flow statement of payments made to acquire an additional 41% interest in Fenyang Jinqiang Wine Co., Ltd in May 2017. We also note that you acquired the remaining 8% interest in Fenyang Jinqiang on May 7, 2018. As it appears that you controlled Fenyang Jinqiang when you acquired both the additional 41% interest and the remaining 8% interest, these payments to noncontrolling interest holders should be reported as financing activities in the statement of cash flows. Please refer to ASC 230-10-45-15(a).

Response: In response to the Staff’s comment, we have reclassified the acquisition of additional interests in Fenyang Jinqiang Wine Co. from investing activities to financing activities in the statement of cash flows and have disclosed the correction in Consolidated Statement of Cash Flows on page F-6 and Note 23 on page F-23 of the 8-K/A.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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